Exhibit 99.8

ASML PRINCIPLES OF ETHICAL BUSINESS CONDUCT

TO OUR SHAREHOLDERS AND OTHER STAKEHOLDERS:

Our mission is to provide leading-edge imaging solutions to continuously improve our customers’ global competitiveness.

Our success stems from our core values:

- Quality

- Integrity

- Trust

- Continuity

- Excellence

- Professionalism

We strive to deliver high quality in everything we do.

We believe that our business conduct should be based on integrity. It is central to ASML’s relationships with its shareholders, employees, customers, suppliers, and other stakeholders.

Trust is the foundation on which long lasting relationships are built.

Our business is to strengthen the competitiveness of our customers. By improving our products and customer services – continuously – we maintain our leading position.

We strive for excellence in everything we do. And we are committed to professionalism. ASML improves the competency and welfare of its employees through training, professional development programs, and competitive employment conditions.

Our market position in leading-edge semiconductor imaging solutions entails responsibilities toward internal and external stakeholders, including the communities in which we operate.

As a globally operating company, we express our commitment to our stakeholders and society through the ASML Principles of Ethical Business Conduct (the "Guidelines"). These principles have been developed, in close cooperation with the Board of Management, by a working group representing ASML employees worldwide. Furthermore, a compliance program and internal practices support our principles.

Every day, in every way, we pursue the highest application of these principles at ASML.

Eric Meurice

President, Chief Executive Officer and Chairman of the Board of Management ASML Holding N.V.

Veldhoven, January 2005

PRINCIPLES OF ETHICAL BUSINESS CONDUCT

Responsible Corporate Citizenship

Through our employees, shareholders, customers, and suppliers, we interact with and operate our business in many different communities worldwide. We develop leading-edge imaging solutions, and thereby contribute to the technological advances and modernization of society. According to the United Nations Commission on Global Governance “Business must be encouraged to act responsibly in the global neighborhood and contribute to its governance.” As one of the many participants on the global playing field, we believe in acting as a responsible corporate citizen.

We therefore:

•	emphasize the importance of sustainable development of our global environment by respecting people and preserving our planet while earning a fair profit;
•

believe that the human rights as proclaimed by the United Nations in the Universal Declaration of Human Rights are a common standard of achievement for all members within the global community, and we encourage the respect of these rights and freedoms;

•	believe in respecting the different cultural identities of our internal and external stakeholders;
•	respect the rule of law and comply with the national laws, regulations, and administrative practices of the countries and communities in which we operate;
•

in general support the principles as laid down in the OECD Guidelines for Multinational Enterprises and the Tripartite Declaration of Principles Concerning Multinational Enterprises and Social Policy of the International Labor Organization.

In Relation to Our Shareholders
In relation to our shareholders, we:
•	put forth our best efforts to maximize the value of their investments in ASML;
•

provide our shareholders with regular, reliable, relevant, and transparent information regarding our activities, structure, financial situation, performance, and other information, including information on our social, ethical, and environmental records and policies;

•

are committed to full, fair, accurate, timely, and understandable disclosure in reports and documents filed with, and submitted to, Dutch and U.S. regulators, as well as in other public communications;

•	apply high quality standards for disclosure, accounting, and auditing;
•	comply with applicable government laws, rules, and regulations;
•	endorse the importance of good corporate governance and closely monitor (Dutch as well as other relevant) developments in this area;
•	apply stringent rules with regard to inside information and insider security trading.

In Relation to Our Employees
In relation to our employees, we:
•	respect our employees and fully acknowledge their individual contribution to the quality of our products and services and the continuity and success of ASML;
•	competitively reward our employees for their performance and provide motivating working conditions, including coaching, training, and personal career development programs;
•	promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interests between personal and professional relationships;
•	take adequate steps to ensure the health and safety of our employees in their operations and their general welfare;
•

provide equal opportunity for all in recruiting, hiring, educating, promoting, and compensating without discrimination as to race, color, sex, religion, political opinion, nationality, social origin, or any other reason and show zero tolerance to any form of discrimination by our employees. Selectivity concerning employee characteristics is allowed, however, when it concerns established governmental policies that specifically promote greater equality of employment opportunity or relates to the inherent requirements of a job;

•	respect the different cultural identities of our employees.

In Relation to Our Customers
In relation to our customers, we:
•	conduct our business in good faith;
•	conduct our business on the basis of integrity;
•	secure the highest possible level of business confidentiality as to all information concerning their activities;
•	fulfil our obligations to the best of our abilities;
•	aim to support our customers' success by providing high quality products that add value to their enterprises;
•	maintain significant levels of research and development in order to offer our customers, at the earliest possible date, the most advanced technology and the highest possible level of service;
•	promptly react to our customers' needs by assisting them on the basis of our Value of Ownership concept

Integrity
The results of our professional conduct must stem from sound economic and financial practices. Therefore, we:
•	conduct our business on the basis of the following principles: fairness, good faith, and integrity and we expect the same from those parties with whom we do business;
•

we as ASML do not engage in local political activities and we urge our employees who participate in local political activities to clearly separate their professional interests from their political interests;

•	abstain from making any contribution to candidates for public office, to political parties, or to other political organizations;

•

abstain from any improper action to obtain business advantage and promote honest and ethical conduct including the ethical handling of actual and apparent conflicts of interests between personal and professional relationships.

Sustainable Development

In conducting our business, we want to participate in the sustainable development of people and our planet while pursuing the continuity of ASML and maximizing the value of our shareholders' investment in the company.

People

Our objective is to build and maintain a health and safety management system in compliance with international standards and to receive certification of compliance with those standards by means of regular audits by independent experts.

Planet

We believe in the preservation of our planet. We contribute to the sustainable development of the environment by developing annual environmental programs.

Our objective is to build and maintain an environmental management system in compliance with international standards and to receive certification of compliance with those standards by means of regular audits by independent experts.

We adopt technologies and operating procedures in all parts of the enterprise with a view to improving our environmental performance.

Profit

We believe that investing in environmentally sound activities is investing in the future of our planet and all people.

We believe that investing in the sustainable development of people and our planet also is beneficial to the continuing success of ASML.

Competition
We conduct our activities in a competitive manner, within the framework of applicable laws and regulations. As a result, we:
•	compete fairly and honestly and comply with the letter and the spirit of all applicable laws and regulations;
•	believe in sound economic competition and endeavor to increase our market share by constantly improving the quality of our products and services;
•

abstain from directly or indirectly demanding or accepting from an employee or a business partner or competitor a bribe or other undue advantage for them to obtain or retain business or other improper advantage;

•

abstain from directly or indirectly offering, promising, or giving a public official or an employee of a business partner or a competitor a bribe or other undue advantage to obtain or retain business or other improper advantage;

•	expect third parties with whom we do business not to solicit or expect us to render a bribe or other undue advantage.

Our Place in the Global and Local Community

Our company's success is based on developing leading-edge imaging solutions. We have acquired a high level of expertise and wish to contribute to the further development of science and technology in the field of imaging solutions.

Taking into account the legitimate requirements of business confidentiality and within the framework of protecting our intellectual property rights, we desire to exchange our scientific and technological knowledge with new generations of scientists. As a result, we have developed and will continue to develop programs with universities to allow scientists to acquire and/or extend their practical knowledge of imaging solutions at ASML.

We believe in interacting with the communities in which we operate and to contribute to the welfare and well being of these communities through appropriate community projects.